UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VWR FUNDING, INC.

(Exact name of the registrant as specified in its charter)

Delaware	333-124100	56-2445503
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

100 Matsonford Road, P.O. Box 6660, Radnor, PA	19087
(Address of principal executive offices)	(Zip code)

George Van Kula, Senior Vice President, Human Resources and General Counsel	(610) 386-1700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of VWR Funding, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at www.vwr.com.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VWR FUNDING, INC.

Date: June 2, 2014	By:	/s/ George Van Kula
	Name:	George Van Kula
	Title:	Senior Vice President, Human Resources and General Counsel